August 10, 2007

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549-0404

Attn:	William Choi
Branch Chief

Re:	E Com Ventures, Inc. – Response to Letter dated July 13, 2007 regarding:
Form 10-K for the fiscal year ended February 3, 2007
Filed May 4, 2007
File No. 0-10714

Dear Mr. Choi:

E Com Ventures, Inc. (“ECOMV” or the “Company”) has received your letter dated July 13, 2007 with respect to the review by the Securities and Exchange Commission (the “SEC”) of the Company’s Form 10-K for the fiscal year ended February 3, 2007 (“Fiscal 2006 Form 10-K”). For your convenience, each of the numbered comments in your July 13, 2007 letter is repeated herein and the Company’s response is set forth immediately below each such comment.

Business, page 1

Distribution, page 6

1.	We note you sometimes instruct your suppliers to ship merchandise directly to your wholesale customers to expedite delivery. Please provide us the following information regarding these sales:

•	Please quantify the amount of sales recorded pursuant to such arrangements for each of the five fiscal years ending 2006;

•	Please detail for us each supplier for these direct shipments for each of the five fiscal years ending 2006 and identify any that are related parties and describe the nature of the relationship; and

•	We presume that these direct shipments were recorded as gross sales in your statements of operations. If so, please provide us a detailed analysis supporting this presentation.

The Company’s total wholesale sales which were shipped directly from our suppliers to our wholesale customers for each of the five fiscal years ending 2006 were as follows:

2006:    $ 6,757,793

2005:    $11,332,283

2004:    $18,831,516

2003:    $12,926,432

2002:    $ 2,061,662

All of the above direct wholesale shipments were purchased from Parlux Fragrances, Inc. (“Parlux”), a manufacturer and distributor of prestige fragrances and related products, and a related party to the Company. Ilia Lekach, who served as the Company’s Chairman and Chief Executive Officer until February 2004, served as Parlux’s Chairman and Chief Executive Officer until February 2007. Glenn Nussdorf (“Mr. Nussdorf”), a principal shareholder of the Company and the brother of Stephen Nussdorf, the Company’s Chairman of the Board, has filed beneficial ownership forms with the SEC indicating that he has acquired approximately 12% of Parlux’s outstanding common stock. In addition, in February 2007, Mr. Nussdorf reached an agreement with Parlux which called for equal representation on Parlux’s Board of Directors by the then current independent directors and Mr. Nussdorf’s nominees. Accordingly, Mr. Nussdorf’s three nominees were appointed to Parlux’s Board, and one of these Board members currently serves as Parlux’s Chief Executive Officer.

The above referenced direct wholesale shipments have been recorded as gross sales in the Company’s statements of operations. The Company has reviewed EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, and has concluded based on the relevant facts and circumstances, that the Company’s gross sales recognition of these direct wholesale shipments is appropriate. The Company based its conclusion on the following:

•

The Company has latitude in establishing prices within the economic constraints of the product’s cost. Management negotiates the prices both on the purchase side with the supplier and the sell side with the customer. The Company ultimately accepts or rejects sales to wholesale customers based on the availability and price of merchandise, among other factors.

•

The Company assumes all credit risk on all wholesale sales, and is obligated to pay for the merchandise ordered from the supplier whether or not the receivable generated from the wholesale sale is collected.

•

The Company periodically accepts returns of merchandise from wholesale customers. The Company takes title to all merchandise returned from customers and is obligated to pay the supplier for the returned merchandise. This returned merchandise will generally be sold in the Company’s retail stores.

•

The reasons for shipping merchandise directly from the supplier to the wholesale customer are to reduce the Company’s cost as this practice generally eliminates an additional freight charge to the Company, and also to reduce the delivery time to the customer. The majority of the merchandise relating to the wholesale sales itemized above was shipped from Parlux’s distribution facilities located in the Northeast United States, and the Company’s primary wholesale customer for the past five fiscal years is also located in the Northeast United States; the Company’s distribution center is located in South Florida.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Fiscal Year 2006 Compared to Fiscal Year 2005, page 16

2.	Please revise the discussion of your results of operations to indicate whether the changes represent trends expected to continue into the future. Also discuss any other known trends, demands, commitments, events or uncertainties that will, or are reasonably likely to have a material effect on financial condition and/or operating performance. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Although the Company expects its trend of realizing net income for the last three years to continue and will incorporate this language in its future filings on Form 10-K, as described in the Risk Factors at Item 1A. on page 7 of this Form 10-K, the Company’s results of operations are dependent on numerous factors, some of which are beyond the Company’s control. Management feels the Risk Factors address known demands, events and uncertainties which could have a material effect on the Company’s financial condition and/or operating performance.

3.	When discussing your retail sales increases, please quantify the amounts or percentages that are attributable to increases in retail selling prices and to increases in sales volume. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Due to changes in product assortment and promotions throughout the year, the Company cannot with any degree of certainty quantify the amounts of the Company’s retail sales increases that were attributable to increases in retail selling prices versus increases in sales volume. However, the Company is aware that for the retail division, the total number of units sold increased by 0.8% in fiscal year 2006 versus 2005, and the average retail price per unit sold increased by 5.6% in fiscal year 2006 versus 2005. Management will incorporate similar statistics when explaining its retail sales fluctuations in its future filings with the SEC.

Consolidated Financial Statement, page 25

Financial Statements, page 27

4.	Please disclose all amounts earned and all costs and expenses incurred from transactions with related parties on the face of your statement of operations and statement of cash flows. Refer to Article 5-03(b) and 4-08(k) of Regulation S-X.

Transactions with related parties are presently disclosed on the Company’s statement of cash flows and also in the notes to the consolidated financial statements. As requested and in accordance with Article 5-03(b) and 4-08(k) of Regulation S-X, the Company will disclose all amounts earned and all costs and expenses incurred from transactions with related parties on the face of its statement of operations in its future filings with the SEC. For fiscal years 2006, 2005 and 2004, these amounts were as follows:

	FOR THE FISCAL YEAR ENDED
	February 3, 2007	January 28, 2006	January 29, 2005
Net sales - related parties	$13,623,604	$17,852,598	$23,570,107
Cost of goods sold - related parties	12,696,068	16,702,761	22,246,453

5.	Please provide Schedule II- Valuation and Qualifying Accounts for the activity in your sales returns account. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Prior to October 2005, the Company did not accept sales returns from customers. As of the end of fiscal year 2006 and in all prior periods, the Company’s liability for sales returns was minimal. The Company will include disclosure of the activity in its sales return account in future filings if such amount is material, either in Schedule II – Valuation and Qualifying Accounts or in the notes to the financial statements. If the amount is not material, the Company will add disclosure to future filings indicating this in the notes to the financial statements.

Consolidated Balance Sheets, page 27

6.	Please tell us the nature of your trade receivable and why you believe no allowance is required. Also, tell us whether the entire balance or a portion of it is due from a related party or affiliate. If so, please disclose the amount due from the related party or affiliate on the face of your balance sheet.

The Company’s trade receivables as of both February 3, 2007 and January 28, 2006 consists primarily of third party credit card receivables derived from credit card sales of the Company’s retail operations. The Company does not believe that any allowance is required as the historical write-offs from uncollectible credit card receivables has been immaterial. The total uncollectible credit card sales written off by the Company in the year ending February 3, 2007 was approximately $41,000. None of the Company’s trade receivables as of February 3, 2007 and January 28, 2006 is due from a related party or affiliate. The Company will consider including disclosure regarding the nature of its trade receivables in the notes to the financial statements in its future filings on Form 10-K.

Consolidated Statements of Shareholders’ Equity, page 29

7.	Please tell us and revise your disclosure in future fillings to describe the line item “receipt of profits under Section 16(b) of the Exchange Act”.

The line item “receipt of profits under Section 16(b) of the Exchange Act” on page 29 of the Company’s 2006 Form 10-K relates to the disgorgement of profits under Section 16(b) – Short Swing Profit Liability, of the Exchange Act. The Company will revise the wording in the consolidated statements of shareholders’ equity in future filings on Form 10-K to make the disclosure more clear.

Notes to Consolidated Financial Statements, page 31

8.	Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of goods sold. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.

The financial statement line item “Cost of goods sold” includes the cost of merchandise sold, inventory shortage, damages and valuation adjustments, and inbound and outbound freight charges. The “Selling, general and administrative expenses” line item includes payroll and related expenses for our store operations, field management, distribution center and corporate office; rent, common area maintenance, real estate taxes and utilities for our stores, distribution center and corporate office; advertising, insurance, supplies, professional fees and other administrative expenses. The Company’s distribution center costs which are included in selling, general and administrative expenses in fiscal years 2006, 2005 and 2004 were approximately $2,567,000, $2,370,000 and $2,486,000, respectively. The Company will include the above disclosures in its future filings on Form 10-K.

Note 2- Significant Accounting Policies, page 31

Revenue Recognition, page 31

9.	You disclose that you recognize revenues from gift certificates as they are redeemed. Please tell us and disclose in future filings your gift certificate accounting policies, including whether or not you recognize breakage and whether your gift certificates have expiration dates. If you recognize breakage, please provide us with a description of your breakage recognition methodology, a summary of your historical gift certificate breakage pattern and your estimated gift certificate breakage rate. Please also tell us the amount of breakage recognized for each year presented. In addition, tell us whether you recognize breakage upon the sale of gift certificates or over the term of your performance obligation and your basis for doing so in GAAP.

The Company launched a gift card program in 2005. The Company had discontinued its previous gift certificate program several years earlier. Upon purchase of a gift card, a liability is established for the cash value of the gift card. The liability is included in accrued expenses and other liabilities. The liability is relieved and revenue is recognized at the time of redemption of the gift card. The Company has not recognized any breakage in any of the years presented in its Form 10-K for the fiscal year ended February 3, 2007 as the Company has not had sufficient historical experience of the redemption history of its gift card program to determine an appropriate breakage rate, and the gift card liability as of the end of fiscal years 2006 and 2005 was not significant. Gift cards issued by the Company do not have an expiration date. The Company will disclose its gift certificate accounting polices in its future filings on Form 10-K.

Stock Based Compensation, page 33

10.	We note your discussion of the per share impact of compensation expense during 2006. Please note that any discussion of per share data on a basis other than income is generally inappropriate since this figure cannot logically be related to the common shareholder without adjustment. Please remove the discussion of this non-GAAP measure in future filings or tell us why a revision is unnecessary.

The Company will remove the discussion of the per share impact of compensation expense from future filings with the SEC.

Note 6- Bank Line of Credit and Notes Payable, page 38

11.	We note the subordinated convertible note issued to the Nussdorfs was modified in January 2006 to extend the due date from January 2007 to January 2009. Please tell us what consideration, if any, was given to determine if the modification resulted in a substantially different instrument to be accounted for as an extinguishment under SFAS 140. If an analysis was performed, please provide us the details. Refer to EITF 96-19.

In order to assess the accounting and reporting implications of the April 2006 amendment of the Company’s subordinated convertible note payable (the “note”) issued to the Nussdorfs which extended the maturity date from January 2007 to January 2009, the Company reviewed EITF 96-19, Debtor’s Accounting for a Modification of Debt Instruments (“EITF 96-19”) and EITF 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Matters (“EITF 05-7”). EITF 96-19 states “From the debtor's perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows (including changes in the fair value of an embedded conversion option upon modification of a convertible debt instrument) under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.” The Company referred to EITF 05-7, paragraph 5, which states that “upon the modification of a convertible debt instrument, [an entity should include] the change in fair value of the related embedded conversion option in the analysis to determine whether a debt instrument has been extinguished pursuant to Issue 96-19. The change in the fair value of an embedded conversion option should be calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification and it should be included in the Issue 96-19 analysis because there is a direct correlation between the value of an embedded conversion option and the yields demanded on a convertible debt instrument. Because the determination of whether an extinguishment or modification has occurred under EITF 96-19 focuses solely on a differential cash flow analysis, the Task Force agreed to amend Issue 96-19 to include noncash changes to the conversion terms under this consensus”. Further, Issue 96-19 states that “if either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses are to be performed assuming exercise and nonexercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.”

Due to Company’s pre-existing prepayment option which allowed the Company to prepay the debt without a premium to the holder, we determined the value before and after the extension is the same; therefore we concluded that there was no change in the fair value of the embedded conversion option immediately before and after the modification. The valuation approach assumes that the Company would call the debt immediately since the conversion option is deep in the money to avoid paying interest to an in-substance equity holder, regardless of the extended terms.

The Company calculated the present value of the remaining cash flows under the terms of the original instrument and of the note after the effects of the amendment. As we are utilizing a floating rate of prime plus one percent, and we believe we would receive similar financing through an unrelated third party, we applied a discount rate equal to the Company’s interest rate on the note, which results in a present value of both the original debt instrument and of the note, as amended, of $5,000,000. Further, as is discussed above, we determined that there is no change in fair value of the embedded conversion option. Based on such, it was determined that the present value of the cash flow effect of the change is less than 10%.

The Company concludes that the change in the maturity terms of the note results in a modification of debt and not an extinguishment.

According to EITF 05-7, paragraph 6, “the modification of a convertible debt instrument should affect subsequent recognition of interest expense for the associated debt instrument for changes in the fair value of the embedded conversion option. The change in the fair value of an embedded conversion option should be calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification.” As noted above, due to the pre-existing prepayment option, there is no difference in the fair value of the embedded conversion option before and after the modification. Accordingly, we conclude that there is no effect on the subsequent recognition of interest expense and there is no current or future accounting entry related to the extension of the convertible note.

Note 12-Segment Information

12.	Please include a reconciliation of segment assets to total assets. Refer to paragraph 32 of SFAS 131.

The Company recognizes that paragraph 32 of SFAS 131 requires a reconciliation of the Company’s reportable segment assets to total consolidated assets, however all of the Company’s assets relate to and are owned by the Company’s retail segment, and as is disclosed in note 12 of the notes to the financial statements filed with the fiscal 2006 form 10-K, the Company does not allocate assets to its segments. As a result, we determined that no reconciliation is needed. The Company will disclose this in its future filings on Form 10-K.

Exhibits 31.1 and 31.2

13.	Please revise your future filings so that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, your reference to the “annual report” in paragraphs two and three is incorrect. Please change these paragraphs to refer only to the “report.”

As requested, the Company will revise its future filings so that its certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K.

In connection with the Company’s responses to the comments in your July 13, 2007 letter, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the responses provided herein. Please contact the undersigned by telephone at (954) 335-9035 or by facsimile at (954) 335-9181.

Very truly yours,

/s/ Donovan Chin
Donovan Chin
Chief Financial Officer
E Com Ventures, Inc